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                                                                Exhibit 12(b)

                                   Gulf States Utilities Company
                     Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                                           1991      1992      1993      1994      1995
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Fixed charges, as defined:
  Interest on long-term debt                                              $201,335  $197,218  $172,494  $167,082  $181,994
  Interest on notes payable                                                 27,953    21,155    19,440    20,203       810
  Other interest                                                            29,169    26,564    10,561     7,957     8,074
  Amortization of expense and premium on debt-net(cr)                        1,999     3,479     8,104     8,892     9,346
  Interest applicable to rentals                                            24,049    23,759    23,455    21,539    16,648
                                                                          ------------------------------------------------
Total fixed charges, as defined                                            284,505   272,175   234,054   225,673   216,872

Preferred dividends, as defined (a)                                         90,146    69,617    65,299    52,210    44,651
                                                                          ------------------------------------------------
Combined fixed charges and preferred dividends, as defined                $374,651  $341,792  $299,353  $277,883  $261,523
                                                                          ================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                             $112,391  $139,413   $69,462  ($82,755) $122,919
  Add:
    Income Taxes                                                            48,250    55,860    58,016   (62,086)   63,244
    Fixed charges as above                                                 284,505   272,175   234,054   225,673   216,872
                                                                          ------------------------------------------------
Total earnings, as defined                                                $445,146  $467,448  $361,532   $80,832  $403,035
                                                                          ================================================
Ratio of earnings to fixed charges, as defined                                1.56      1.72      1.54      0.36      1.86
                                                                          ================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                              1.19      1.37      1.21      0.29      1.54
                                                                          ================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994 and 1990, for GSU were not adequate to cover fixed charges by $144.8 million and $60.6 million, respectively. Earnings for the years ended December 31, 1994 and 1990, for GSU were not adequate to cover fixed charges and preferred dividends by $197.1 million and $165.1 million, respectively.
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